UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 7, 2025, SMX (Security Matters) Public Limited Company (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with institutional investors (the “Investors”) to issue and sell to each of the Investors a promissory note (the “Note”), for aggregate gross proceeds to the Company of up to $5.5 million (the “Purchase Price”), before deducting fees to the Placement Agent (as defined below) and other expenses payable by the Company in connection with the Private Placement. The Purchase Price shall be paid as follows: $1,375,000 on the initial closing date; $1,375,000 on a second closing date on or about the filing date of the Form F-1 (as defined below); and $2,750,000 on a third closing date on or about the effective date of the Form F-1.

The initial closing date contemplated by the Purchase Agreement (the “Offering”) is expected to be on or about May 8, 2025, subject to customary closing conditions described in the Purchase Agrement.

The Company intends to use the net proceeds from the sale of the Note for working capital and general corporate purposes, and to pay down certain outstanding indebtedness and other liabilities of the Company.

RBW Capital Partners LLC (a division of Dawson James Securities, Inc.) (the “Placement Agent”) acted as placement agent for the Offering.

The Notes are in the aggregate principal amount of up to $6,875,000 (the “Principal Amount”), and carry an original issue discount of 20%. The maturity date of each Note is the 12-month anniversary of the issuance date, and is the date upon which the Principal Amount, as well as any other fees, shall be due and payable.

Each Investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid Principal Amount and interest if any (including any costs, fees and charges) into the Company’s ordinary shares, par value US$0.00000000000001 (the “Ordinary Shares”) at a conversion price equal to the greater of $0.32 and 85% of the lowest daily volume weighted average price of the Ordinary Shares during the seven trading days immediately prior to the date of conversion, subject to certain adjustments as provided in the Note. Any such conversion is subject to conversion limitations so each Investor beneficially owns less than 4.99% of the Ordinary Shares. Additionally, each Investor is limited from selling the Ordinary Shares issued upon conversion of the Note in an amount equal to 20% of the Company’s trading volume during the same trading day.

Subject to exceptions described in the Purchase Agreement (the “Exempt Issuances”), including relating to the permitted issuance of Company securities if such securities remain restricted through the maturity date of the Note or its earlier conversion in full, the Company may not sell any equity or equity-linked securities during the term of the Note without the Investors’ consent. In addition, the second closing date purchase price is subject to the Company not having in excess of 1 million Ordinary Shares with a conversion or exercise price less than or equal to $1.00, that relate to certain of the Exempt Issuances.

The Notes contain customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note, which entitle each Investor, among other things, to accelerate the due date of the unpaid principal amount of the Note. Upon the first occurrence of an Event of Default with respect to the Note, the Principal Amount outstanding as of the Event of Default date shall be automatically increased by 20%. Additionally, from and after the occurrence and during the continuance of any Event of Default, each Note shall commence accruing interest at the rate of 20% per annum, and shall be due and payable on the first trading day of each calendar month during the continuance of such Event of Default.

The Purchase Agreement contains certain representations and warranties made by each of the Company and the Investor, as set forth therein.

The Company has committed to register the Ordinary Shares underlying the Note for resale, and shall file a Registration Statement on Form F-1 (the “Form F-1”) within ten days of the filing of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

On May 6, 2025, the Company entered into an engagement letter in connection with the Offering (the “Engagement Letter”), with the Placement Agent, pursuant to which the Placement Agent agreed to serve as the placement agent for the issuance and sale of securities of the Company pursuant to the Purchase Agreement. As compensation for such placement agent services, the Company has agreed to pay the Placement Agent an aggregate cash fee equal to 8.0% of the gross proceeds received by the Company from the Offering, plus up to $90,000 for its fees and expenses. The Company further paid a fee of $200,000 to Aegis Capital Corp.

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The Company has also agreed to issue to the Placement Agent or its designees at the Closing, warrants (the “Placement Agent Warrants”) to purchase a number of Ordinary Shares equal to 5.0% of the aggregate number of Ordinary Shares issued upon conversion in full of the Note. The Placement Agent Warrants shall be in a customary form reasonably acceptable to the Placement Agent, have a term of five years and an exercise price of $1.84, equal to 115% of the closing price of the Ordinary Shares on May 7, 2025. The Placement Agent Warrants shall contain customary terms, including, without limitation, provisions for corporate adjustments (stock splits, combinations and the like), and cashless exercise. Further, pursuant to the Engagement Letter, the Placement Agent is entitled to compensation with respect to any financing of the Company occurring within 12 months of the termination or expiration of the Engagement Letter when such financing is provided by investors whom the Placement Agent actually introduced to the Company during the term of the Engagement Letter. Further, pursuant to the Engagement Letter, the Placement Agent has a right of first refusal to act as sole book-running manager, sole underwriter or sole placement agent with respect to any public offering or private placement of equity, equity-linked or debt securities occurring during the twelve-month period following the closing, but subject in all cases to the Company’s preexisting obligations to Aegis Capital Corp. The Engagement Letter also includes indemnification obligations of the Company and other provisions customary for transactions of this nature.

The Company expects to pay to the Placement Agent approximately $440,000 in the aggregate in cash fees in relation to the transactions contemplated by the Purchase Agreement, of which $220,000 is payable at the first closing and the remainder payable at the second closing.

The Note and the Placement Agent Warrants will be issued in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and, along with the Ordinary Shares underlying the Note and the Placement Agent Warrants, will not be registered under the Securities Act or applicable state securities laws. Accordingly, the Note, the Placement Agent Warrants and such underlying Ordinary Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The foregoing is a brief description of the Purchase Agreement, the Note, the Engagement Letter and the Placement Agent Warrants, and is qualified in its entirety by reference to the full text of such documents.

On May 8, 2025, the Company issued a press release announcing the Offering, a copy of which is attached hereto as Exhibit 99.4 and is incorporated by reference into this Report on Form 6-K.

Exhibit Number	Description
99.1	Engagement Letter
99.2	Form of Securities Purchase Agreement
99.3	Form of Promissory Note
99.4	Press Release

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 8, 2025

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer

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